Exhibit 77C

ROYCE FOCUS TRUST, INC.

At the 2009 Annual Meeting of Stockholders held on September 23, 2009, the Fund's stockholders elected four Directors, consisting of:

	Votes For	Votes Withheld
*Charles M. Royce	16,512,734	302,507
*G. Peter O'Brien	14,903,285	1,911,956
**Stephen L. Isaacs	948,560	7,373
**David L. Meister	948,560	7,373

*Common Stock and Preferred Stock voting together as a single class

**Preferred Stock voting as a separate class